FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2005

Lorus Therapeutics Inc.

(Translation of registrant’s name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ ____             Form 40-F __  X__

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: April 8, 2005

By:_ “Shane Ellis”_

Shane Ellis

Vice President, Legal Affairs &

Corporate Secretary

Contacts:

Lorus Therapeutics Inc.

            Media Contacts:

            US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein & Co.

(416) 798-1200 ext. 338            (416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com/ amy@mcipr.com

tim@rir1.com

TSX:    LOR

AMEX:   LRP

LORUS THERAPEUTICS REPORTS THIRD QUARTER RESULTS

FOR FISCAL YEAR 2005

TORONTO, CANADA – April 8, 2005 – Lorus Therapeutics Inc. (“Lorus”) today reported financial results for the three and nine-month periods ended February 28, 2005.  Unless specified otherwise, all amounts are in Canadian dollars.

DECEMBER 1, 2004 TO DATE HIGHLIGHTS

  Announced the closing on January 14, 2005 of the second $5 million tranche of a $15 million private placement of convertible secured debentures with The Erin Mills Investment Corporation. The proceeds of the private placement will be used to finance the Company's research and development and ongoing operations.  The final $5 million tranche of the debenture is expected to be issued April 15, 2005.

  Reported on a review by an independent data safety monitoring board (DSMB) that the Company's ongoing phase III registration clinical trial in advanced pancreatic cancer, for its lead anticancer drug Virulizin®, can continue without modification to the phase III study design. The principal objective of the DSMB review was to evaluate the interim safety of the study. The DSMB is an independent panel of research experts who are not participating in the study. Additionally, Lorus learned that the pharmacokinetic drug interaction portion of the phase III clinical trial revealed no significant adverse interactions between Lorus's product Virulizin® and the current standard of care in pancreatic cancer, gemcitabine.

  Discovered that IL-17E, a component of the immune system, participates in the mechanism of Virulizin®-mediated anticancer activity, further elucidating the mechanism of action of this drug. A presentation on this discovery, entitled "Virulizin® induces production of IL-17E to enhance antitumor activity by recruitment of eosinophils into tumors," was selected as an abstract and a presentation for the Scientific Program in the Developmental Therapeutics: Immunotherapy General Session (Abstract ID: 2537) at the 2005 annual meeting of the American Society of Clinical Oncology (ASCO) in Orlando, Florida, May 13-17, 2005.

  Strengthened our patent portfolio further through the notice from the European Patent Office of its intention to grant the GeneSense application for a patent of its novel antisense drug GTI-2040.  GeneSense is a wholly owned subsidiary of Lorus.

“Our third quarter results demonstrate, as promised, a significant reduction in our burn rate, year over year, as our Virulizin® fully enrolled global clinical trial continues to wind down.  We have also maintained our strong cash position through closing the second $5 million tranche of the convertible debenture agreement” said Dr. Jim Wright, president and CEO. “The results from the DSMB review, which confirmed our knowledge regarding the safety profile of Virulizin® as well as the discoveries related to IL-17E have helped to further solidify our confidence in the future success of Virulizin®.”

FINANCIAL RESULTS

Cash used in operating activities before net change in non-cash working capital decreased 46% to $4.1 million for the three months ended February 28, 2005 compared to $7.6 million in the prior year.  For the nine-month period ended February 28, 2005 cash used in operating activities before net change in non-cash working capital totaled $14.2 million compared with $20.8 million in the prior year.  The significant decrease in our cash burn rate is due to lower research and development expenditures as our Phase III clinical trial of Virulizin® winds down.

Loss for the period for the three months ended February 28, 2005 decreased 35% to $5.3 million ($0.03 per share) compared to a loss of $8.2 million ($0.05 per share) for the same period last year. For the nine month period ended February 28, 2005, loss for the period totaled $17.5 million ($0.10 per share) compared to $22.3 million ($0.13 per share) for the comparable period last year representing a year to date reduction in net loss of 22%.  The year to date decrease in loss is due primarily to a reduction of $8.1 million in research and development expenses offset by lower revenues and interest income of $600,000 and $608,000 respectively, and non cash charges for the recognition of stock-based compensation expense in fiscal 2005 of $1.2 million resulting from the adoption of Canadian Institute of Chartered Accountants Handbook Section 3870, ‘Stock-Based Compensation and Other Stock-Based Payments’ effective June 1, 2004.

Revenue has decreased to $6,000 for the nine months ended February 28, 2005 compared with $606,000 for the same period in 2004.  The decrease is primarily due to a $546,000 license fee received in the prior year related to the out-licensing of our clotrimazole analog library to Cyclacel Ltd.

Research and development expenses for the three months ended February 28, 2005 decreased to $3.2 million compared to $7.3 million for the same period last year, representing a 56% decrease over the prior year. For the nine months ended February 28, 2005, research and development expenses decreased 40% to $12.1 million compared to $20.2 million for the same period last year.  The decrease in research and development activities relates primarily to lower clinical trial costs for the fully enrolled Phase III trial of Virulizin® in comparison to the prior year as startup costs have been incurred and the clinical trial is winding down.  Secondly, the initial costs of supplying the GTI-2040 drug to the NCI for the NCI sponsored phase II clinical trial program were incurred in 2004, for which Lorus continues to have a sufficient supply on hand for the clinical studies underway.

General & administrative expenses for the three months ended February 28, 2005 increased to $1.5 million compared to $1.0 million in the prior year.  General and administrative expenses for the nine month period ended February 28, 2005 were $3.8 million compared with $3.4 million in the prior year.  The increase is due to additions to the management team as well as higher consulting and legal costs.

Stock-based compensation expense of $341,000 for the three months ended February 28, 2005 and $1.2 million for the nine month period ended February 28, 2005 represents the amortization of the estimated fair value of stock options granted since June 1, 2002 applicable to the current service period as well as a one time charge of $207,000 recorded in the second quarter of 2005 representing the increase in value attributed to the November 18, 2004 shareholder approved amendment to the stock option plan to extend the contractual life of all options outstanding from five years to ten years.

Lorus recognized non-cash interest expense of $96,000 for the three months ended February 28, 2005 and $135,000 for the nine-month period ended February 28, 2005, representing interest at a rate of prime +1% on the first two tranches of the convertible debenture of $5 million each received on October 6, 2004 and January 14, 2005.  The interest accrued on the debenture during the quarter was paid in common shares of the Company.

Accretion in the carrying value of the convertible debenture amounted to $137,000 for the three months ended February 28, 2005 and $195,000 for the nine-month period ended February 28, 2005.  These amounts reflect the accretion charge from the date of issue (October 6, 2004) to the end of the quarter.  This accretion charge arises as under Canadian GAAP, the Company has allocated the proceeds of the convertible debenture to the debt and equity instruments issued on a relative fair value basis resulting in the value of the $10.0 million convertible debenture having a carrying value of $6.5 million at inception.  Each reporting period, the Company is required to accrete the carrying value of the convertible debenture such that at maturity on October 6, 2009, the carrying value of the debenture will be its face value of $10.0 million.  The issued debentures are convertible into common shares of Lorus at $1.00 per share.

Interest income for the three months ended February 28, 2005 was $116,000, compared with $298,000 for the same period in the prior year. For the nine-month period, interest income was $397,000 in fiscal 2005 compared to $1.0 million for the same period last year.  The decreases are attributable to a lower cash and short-term investment balance throughout fiscal 2005.

At February 28, 2005 Lorus had cash and cash equivalents and short-term investments totaling $20.3 million compared to $26.7 million at May 31, 2004. Working capital was $16.9 million at February 28, 2005 compared to $22.6 million at May 31, 2004.  Pursuant to the $15 million convertible debenture agreement, Lorus expects to receive the remaining $5 million on April 15, 2005.

Lorus Therapeutics Inc.
Consolidated Statements of Loss and Deficit (unaudited)

	Three	Three	Nine	Nine
(amounts in 000's except for per common share data)	months ended	months ended	months ended	months ended
(Canadian Dollars)	Feb. 28, 2005	Feb. 29, 2004	Feb. 28, 2005	Feb. 29, 2004
REVENUES	$ 3	$ 2	$ 6	$ 606

EXPENSES
Cost of sales	-	1	1	27
Research and development	3,175	7,340	12,062	20,189
General and administrative	1,484	1,010	3,842	3,417
Stock-based compensation	341	-	1,202	-
Depreciation and amortization	128	108	379	306
Operating Expenses	5,128	8,459	17,486	23,939
Interest expense	96	-	135	-
Accretion in carrying value of secured convertible debentures	137	-	195	-
Amortization of deferred financing charges	32	-	51	-
Interest income	(116)	(298)	(397)	(1,005)
Loss for the period	5,274	8,159	17,464	22,328
Basic and diluted loss per common share	$ 0.03	$ 0.05	$ 0.10	$ 0.13
Weighted average number of common shares
outstanding used in the calculation of
basic and diluted loss per share	172,208	171,697	172,003	171,590

Media, members of the financial community and shareholders are invited to listen to the Company's quarterly earnings presentation through an audio web cast on the Company's website at www.lorusthera.com on Tuesday April 12, 2005.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical developments and marketing may be done in cooperation with strategic pharmaceutical partners.  Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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